FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                  ]

NATIONAL BANK OF GREECE S.A.

UPDATE ON THE SALE OF BANCA ROMANEASCA

Athens, 19 March 2018

Bank of Greece (“NBG”) would like to inform investors in respect of its agreement to sell its subsidiary to OTP Bank Romania (“OTP”) that the National Bank of Romania (“NBR”) announced that it rejected OTP’s application to acquire 99.28% of Banca Romaneasca (“BROM”). NBR’s approval of OTP as the new shareholder of BROM was a condition precedent for the closing of the transaction.

This decision does not affect BROM’s operations and business. BROM continues to focus on its clients’ needs while maintaining profitability levels and strong capital base, on the back of the continuous support by NBG Group.

NBG is considering various strategic options in relation to its operations in Romania and in line with its Restructuring Plan.

Credit Suisse International is acting as exclusive financial advisor to NBG. Freshfields Bruckhaus Deringer is acting as international legal counsel and PeliFilip as local legal counsel to NBG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Ioannis Kyriakopoulos

(Registrant)

Date: March 19th , 2018
/s/ Ioannis Kyriakopoulos
Chief Financial Officer

George Angelides

(Registrant)

Date: March 19th, 2018
/s/ George Angelides
Director, Financial Division